UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, May 10th 2006

Reuters:            EDPP.IN / EDP.N

Bloomberg:      EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP CLARIFIES NEWS PUBLISHED TODAY

REGARDING THE SALE OF A STAKE IN OPTIMUS

Following a request by the Portuguese Securities Market Commission to clarify certain news released today by the media on a potential sale of shares of Optimus - Telecomunicações, S.A. (“Optimus”) supposedly held by EDP - Energias de Portugal, S.A. (“EDP”), EDP informs that:

1. In March 22, 2002, EDP sold to Thorn Finance, S.A., a Luxembourg incorporated company, 100% of OPTEP SGPS, S.A.’s share capital, which in turn owned, indirectly, 25.7% of Optimus.

2. As publicly announced on March 25, 2002, EDP only kept a preemption right regarding a future sale of such stake in Optimus to third parties, which can be exercised by EDP or by another entity appointed by EDP.

3. Due to the existence of this pre-emption right, EDP has been contacted in the past by the main shareholder of Optimus, Sonaecom, SGPS, S.A. (“Sonaecom”), which expressed its availability to carry out a roll-up of the Optimus shares controlled by Thorn Finance into Sonaecom.

4. Although it has not been possible, up to the moment, to reach an agreement on such an operation, EDP’s Executive Committee has been empowered by the company’s Board of Directors to analyse and decide on an eventual proposal or notification that may be received in this respect.

EDP - Energias de Portugal, S.A.

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa

Portugal Share Capital €3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805

Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer